Exhibit 99.1

Denison Mines Corp. 1100 – 40 University Ave Toronto, ON M5J 1T1 www.denisonmines.com @DenisonMinesCo

PRESS RELEASE

DENISON ANNOUNCES ACTIVE SUMMER PLANS FOR WHEELER RIVER

AND PIPELINE PROJECTS

Toronto, ON – June 6, 2017… Denison Mines Corp. (“Denison” or the “Company”) (DML: TSX, DNN: NYSE MKT) is pleased to announce the specifics of its summer plans for its 60% owned Wheeler River project and its other Athabasca Basin pipeline projects.

Wheeler River

A total of 18,000 metres of drilling is planned in approximately 40 holes. The program, which is entirely focused in and around the Gryphon deposit, commenced in late May and is expected to run until the end of September with the following objectives:

•	Completion of the Gryphon infill drilling program to bring the current inferred resources to an indicated level of confidence (18 holes);

•	Additional infill and expansion drilling to potentially add indicated resources from priority exploration areas surrounding and within the Gryphon deposit (~10 holes); and

•	Infill and expansion drilling within the D series lenses to potentially add indicated or inferred resources to the Gryphon deposit (~10 holes).

The drilling plan includes predominantly daughter holes, drilled from existing surface (or “parent”) holes, in order to test more targets by drilling less metres. Continued use of directional drilling at Gryphon will ensure optimal drilling accuracy in addition to cost savings. The summer program at Wheeler River also includes continuation and completion of certain Pre-Feasibility Study (“PFS”) field activities, including environmental and engineering data collection programs.

An updated mineral resource estimate for Wheeler River is planned once summer assay results are received, and is then expected to be incorporated into the completion of a PFS planned for 2018.

Hook-Carter

Denison acquired an 80% interest in the Hook-Carter property in late 2016 and is planning an initial reconnaissance drill program of approximately 2,700 metres in five drill holes for late summer. This drilling program is expected to test initial targets generated from ground geophysical surveys which are underway over the southwestern portion of the property. The Hook-Carter property (80% Denison, 20% ALX Uranium Corp.) is highlighted by 15 kilometres of strike potential along the highly prospective Patterson Corridor with only five historic holes completed to date. The property has potential to host basement- and unconformity-hosted uranium deposits along the Patterson Corridor, which is host to the Triple R deposit (Fission Uranium Corp.) and Arrow deposit (NexGen Energy Ltd.).

Waterbury Lake

Denison’s 63.63% owned Waterbury Lake project, which includes the J-Zone uranium deposit, is located within 20 kilometres of the McClean Lake mill, and is situated near the Roughrider, Midwest and Midwest A deposits. Denison intends to extend the Waterbury Lake 2017 exploration program to include a summer drilling program of approximately 2,650 metres in six holes. The program would provide initial drill testing of a target area almost one kilometre north of the J-Zone uranium deposit in an area interpreted to have a similar geological setting.

Crawford Lake & Moon Lake South

A total of 2,200 metres in approximately four holes is planned to test targets along the CR-3 conductive trend located on the Crawford Lake property (100% Denison) and the contiguous Moon Lake South property (Denison earn-in option). The CR-3 trend has been interpreted over a strike length of approximately nine kilometres, with only seven drill holes completed to date, and is located approximately two kilometres west of the K-Trend, which hosts the Gryphon deposit on Denison’s adjacent Wheeler River property. In accordance with the letter agreement with CanAlaska Uranium Ltd., Denison recently earned a 51% interest in the Moon Lake South claim and intends to earn a further 24% interest by making additional exploration expenditures.

McClean Lake

A total of 4,800 metres of drilling in approximately 18 holes is planned at McClean Lake (22.5% Denison), as part of a summer exploration program operated by AREVA Resources Canada Inc.

Illustrative Figures & Further Details

A detailed location and basement geology map for Wheeler River is provided in Figure 1. Figure 2 provides a map of Denison’s Athabasca Basin mineral dispositions with priority exploration projects outlined in bold.

Further details regarding the Gryphon deposit and the current mineral resource estimates for Wheeler River are provided in the NI 43-101 Technical Report for the Wheeler River project titled “Preliminary Economic Assessment for the Wheeler River Uranium Project, Saskatchewan, Canada” dated April 8, 2016 with an effective date of March 31, 2016. A copy of this report is available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Further details on Denison’s pipeline exploration projects are included in the Company’s MD&A available on Denison’s website and under its profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Qualified Persons

Dale Verran, MSc, Pr.Sci.Nat., Denison’s Vice President, Exploration, who is a Qualified Person in accordance with the requirements of NI 43-101 has reviewed and approved the technical information contained in this release.

About Wheeler River

Wheeler River is the largest undeveloped high-grade uranium project in the infrastructure rich eastern portion of the Athabasca Basin region, in northern Saskatchewan. The project is a joint venture between Denison (60% and operator), Cameco Corp. (“Cameco”) (30%), and JCU (Canada) Exploration Company Limited (“JCU”) (10%), and is host to the high-grade Gryphon and Phoenix uranium deposits discovered by Denison in 2014 and 2008, respectively. The Gryphon deposit is hosted in basement rock and is currently estimated to contain inferred resources of 43.0 million pounds U3O8 (above a cut-off grade of 0.2% U3O8) based on 834,000 tonnes of mineralization at an average grade of 2.3% U3O8. The Phoenix unconformity deposit is located approximately 3 kilometres to the southeast of Gryphon and is estimated to include indicated resources of 70.2 million pounds U3O8 (above a cut-off grade of 0.8% U3O8) based on 166,000 tonnes of mineralization at an average grade of 19.1% U3O8, and is the highest grade undeveloped known uranium deposit in the world.

On April 4th, 2016, Denison announced the results of a Preliminary Economic Assessment (“PEA”) for the Wheeler River Project, which considers the potential economic merit of co-developing the high-grade Gryphon and Phoenix deposits as a single underground mining operation. The PEA returned a base case pre-tax Internal Rate of Return (“IRR”) of 20.4% based on the current long term contract price of uranium (US$44.00 per pound U3O8), and Denison’s share of estimated initial capital expenditures (“CAPEX”) of CAD$336M (CAD$560M on 100% ownership basis). Exploration results from the subsequent drilling programs have not been incorporated into the resource estimate or the PEA. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability. On July 19th, 2016 Denison announced the initiation of a Pre-Feasibility Study (“PFS”) for the Wheeler River property and the complimentary commencement of an infill drilling program at the Gryphon deposit to bring the inferred resources to an indicated level of confidence.

As previously announced on January 10, 2017, Denison has entered into an agreement with its Wheeler River Joint Venture partners, Cameco and JCU, to fund 75% of Joint Venture expenses in 2017 and 2018 (ordinarily 60%) in exchange for an increase in Denison’s interest in the project to up to approximately 66%. Under the terms of the agreement, Cameco will fund 50% of its ordinary 30% share in 2017 and 2018, and JCU is expected to continue to fund its 10% interest in the project.

About Denison

Denison is a uranium exploration and development company with interests focused in the Athabasca Basin region of northern Saskatchewan. Including its 60% owned Wheeler River project, which hosts the high-grade Phoenix and Gryphon uranium deposits, Denison’s exploration portfolio consists of numerous projects covering over 330,000 hectares in the infrastructure rich eastern Athabasca Basin. Denison’s interests in Saskatchewan also include a 22.5% ownership interest in the McClean Lake joint venture, which includes several uranium deposits and the McClean Lake uranium mill, which is currently processing ore from the Cigar Lake mine under a toll milling agreement, plus a 25.17% interest in the Midwest deposit and a 63.63% interest in the J Zone deposit on the Waterbury Lake property. Both the Midwest and J Zone deposits are located within 20 kilometres of the McClean Lake mill.

Denison is also engaged in mine decommissioning and environmental services through its Denison Environmental Services division and is the manager of Uranium Participation Corp., a publicly traded company which invests in uranium oxide and uranium hexafluoride.

For more information, please contact

David Cates	(416) 979-1991 ext. 362
President and Chief Executive Officer

Sophia Shane	(604) 689-7842
Investor Relations

Follow Denison on Twitter	@DenisonMinesCo

Cautionary Statement Regarding Forward-Looking Statements

Certain information contained in this press release constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes”, or the negatives and/or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”. In particular, this press release contains forward-looking information pertaining to the following: planned drilling activities; expectations regarding further studies on material properties, including the PFS; expectations regarding Denison’s ownership interests and continuity of agreements with its partners; and exploration, development and expansion plans and objectives. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be accurate and may differ materially from those anticipated in this forward looking information. For a discussion in respect of risks and other factors that could influence forward-looking events, please refer to the factors discussed in Denison’s Annual Information Form dated March 23, 2017 under the heading “Risk Factors”. These factors are not, and should not be construed as being exhaustive. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking information contained in this press release is expressly qualified by this cautionary statement. Any forward-looking information and the assumptions made with respect thereto speaks only as of the date of this press release. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this press release to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This press release may use the terms “measured”, “indicated” and “inferred” mineral resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Denison Mines
Denison Mines' Athabasca Properties
March 31, 2017
N
Northwest Territories
Alberta
Saskatchewan
Manitoba
Prince Albert
Saskatoon
Regina
100% Denison
Denison operated JV
Areva operated JV
Cameco operated JV
Denison earn-in
SkyHarbour option
Hook-Carter
Uranium mines and deposits
Uranium mill
Roads
Powerlines
ATHABASCA BASIN
Hatchet Lake
J Zone Roughrider
Bell Lake
Murphy
Turkey Lake
Wolly
Waterfound North
Waterfound
Torwalt Lake
McClean Lake Mill
Eagle Point
Waterbury
Johnston Lake
Midwest
Rabbit Lake Mill
Cigar Lake
Packrat
Candle
Darby
Park Creek
West Bear
Epp Lake
Marten
Stevenson River
Hook-Carter
Arrow
Triple R
McArthur River
Mann Lake
Lynx
Wolverine
Moon Lake South
Wheeler River (Phoenix & Gryphon deposits)
Moon Lake
Russell Lake
Millennium
Centennial
Bachman Lake
Perpete Lake
Crawford Lake
South Dufferin
Ford Lake
Moore Lake
Brown Lake
Key Lake
50 km

Figure 2: Denison's Athabasca Basin project portfolio.